Exhibit 99.1

Explanatory Note:

In connection with the proposed business combination transaction between Bank of Montreal and Ozaukee Bank, Bank of Montreal will file a Registration Statement on Form F-4 (the “Form F-4”), which will incorporate by reference, among other documents, Bank of Montreal’s unaudited consolidated financial information for the three and nine-month periods ended and as at July 31, 2007 and 2006 and notes thereto, as required by the Securities and Exchange Commission.

This report on Form 6-K shall be deemed to be incorporated by reference in the Form F-4 and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

Bank of Montreal

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles

As at and for the nine month periods ended July 31, 2006 and July 31, 2007

We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.

We have included the significant differences that would result if United States GAAP were applied in the preparation of our Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet and Consolidated Statement of Other Comprehensive Income. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Statement of Income

For the nine months ended (Canadian $ in millions, except per share amounts)	July 31 2007	July 31 2006
Net income, as reported under Canadian GAAP	$1,679	$1,967
Adjustments to arrive at United States GAAP:
Net Interest Income
Liabilities and equity (g)	75	74
Non-Interest Revenue
Merchant banking (h)	(12)	(12)
Derivatives (l)	–	(28)
Fair Value Option (a)	(16)	–
Non-Interest Expense
Stock-based compensation (c)	(13)	(22)
Software development costs (d)	(32)	(32)
Pension and related benefits (b)	–	2
Goodwill and other assets (e)	4	4
Income taxes and net change in income taxes (including adjustments due to items listed above)	25	31
Non-controlling interest in subsidiaries (g)	(59)	(59)

Net income based on United States GAAP	$1,651	$1,925

Earnings per share: basic - Canadian GAAP net income	$3.29	$3.88
- United States GAAP net income	3.24	3.79

Earnings per share: diluted - Canadian GAAP net income	3.24	3.80
- United States GAAP net income	3.18	3.72

Consolidated Statement of Comprehensive Income

For the nine months ended (Canadian $ in millions)	July 31, 2007	July 31, 2006
Total Comprehensive income, as reported under Canadian GAAP	$1,304	$1,817

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Condensed Consolidated Statement of Income	(28)	(42)
Net change in unrealized gains on available-for-sale securities (k)	–	5
Net change in unrealized losses on derivatives designated as cash flow hedges (l)	–	(65)
Unrealized gains on translation of net investments in foreign operations, net of hedging activities (e)	3	3
Pension and other employee future benefits (b)	(834)	5

Total Comprehensive Income based on United States GAAP	$445	$1,723

Condensed Consolidated Balance Sheet

As at (Canadian $ in millions)	July 31, 2007
	Canadian GAAP	Increase (Decrease)	United States GAAP
Assets
Cash Resources (j)	$25,041	$(2,247)	$22,794
Securities - Trading (i)	67,716	1,053	68,769
- Available-for-sale (f)(i)	17,046	265	17,311
- Other and loan substitutes (h)	1,467	(116)	1,351
Loans and customers’ liability under acceptances, net of the allowance for credit losses (j)	205,612	2,247	207,859
Derivative financial instruments	30,030	–	30,030
Premises and equipment (d)	2,015	7	2,022
Goodwill (e)	1,232	(37)	1,195
Intangible assets (e)	149	(10)	139
Other assets (b)(c)(i)	8,846	4,561	13,407

Total Assets	$359,154	$5,723	$364,877

Liabilities and Shareholders’ Equity
Deposits (a)	$229,027	$16	$229,043
Derivative financial instruments	30,543	–	30,543
Acceptances	8,993	–	8,993
Securities sold but not yet purchased	28,551	–	28,551
Securities lent or sold under repurchase agreements	30,992	–	30,992
Other liabilities (b)(f)(i)	10,682	7,832	18,514
Subordinated debt	3,446	–	3,446
Preferred share liability (g)	450	(450)	–
Capital trust securities (g)	1,150	(1,150)	–
Shareholders’ equity (c)(g)	15,320	(525)	14,795

Total Liabilities and Shareholders’ Equity	$359,154	$5,723	$364,877

Consolidated Statement of Accumulated Other Comprehensive Income

For the Nine Months Ended (Canadian $ in millions)	July 31, 2007
Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	$(1,212)

Adjustments to arrive at United States GAAP:
Unrealized gain on translation of net investments in foreign operations, net of hedging activities (e)	35
Pension and other employee future benefits (b)	(866)

Total Accumulated Other Comprehensive Income based on United States GAAP	$(2,043)

(a) Fair Value Option

Effective November 1, 2006, we adopted a new Canadian accounting standard which allows us to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must be designated on November 1, 2006 when the standard was adopted or when new financial instruments are acquired, and the designation is irrevocable.

The Financial Accounting Standards Board (FASB) has issued new rules that are substantially the same as existing Canadian GAAP. We expect to adopt these new rules in fiscal 2008. Until we adopt these new rules under United States GAAP, an adjustment is made to our Consolidated Statement of Income and Consolidated Balance Sheet to reverse the impact of the changes in fair value recorded in income under Canadian GAAP.

(b) Pension and Other Employee Future Benefits

Effective November 1, 2006, United States GAAP requires us to recognize the excess of the fair value of our plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan by plan basis. The offsetting adjustment is recorded in Accumulated Other Comprehensive Income. This new guidance replaces the United States GAAP requirement to recognize in Accumulated Other Comprehensive Income an additional minimum pension liability in cases where the obligation, calculated without taking salary increases into account, exceeds the fair value of plan assets at year end. There is no change in the calculation of the pension and other employee future benefits expense. Under Canadian GAAP, there is no similar requirement.

Under United States GAAP, both pension and other employee future benefits are recorded in our Consolidated Statement of Income in the period services are provided by our employees. The related obligations are valued using current market rates. Under Canadian GAAP, prior to November 1, 2000, pension benefits were recorded in our Consolidated Statement of Income in the period services were provided by our employees, with the corresponding obligation valued using management’s best estimate of the long-term rate of return on plan assets, while other employee future benefits were expensed as incurred. Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the difference between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.

(c) Stock-based Compensation

Under United States GAAP, the fair value of stock options on their grant date is recorded as compensation expense over the period that the options vest. Under Canadian GAAP, prior to November 1, 2002, we included the amount of proceeds in shareholders’ equity when the options were exercised and did not recognize any compensation expense. Effective November 1, 2002, we adopted a new Canadian accounting standard on stock-based compensation that eliminated this difference for stock options granted on or after November 1, 2002. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until stock option expense has been fully recognized for stock options granted prior to November 1, 2002.

Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire was expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which conformed with the United States accounting standard. Due to the differences in the methods of adoption, there will continue to be an adjustment to our Consolidated Statement of Income until the stock-based compensation granted prior to November 1, 2005 has been fully amortized.

(d) Software Development Costs

Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs paid to third parties related to internally developed software were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard on sources of GAAP that eliminated this difference for software development costs incurred after October 31, 2003. There will continue to be an adjustment to our Consolidated Statement of Income until software development costs capitalized prior to fiscal 2004 are fully amortized.

(e) Goodwill and Other Assets

Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of intangible assets under Canadian GAAP, and foreign currency translation impacts of the difference in accounting.

(f) Non-Cash Collateral

Under United States GAAP, non-cash collateral received in security lending transactions that we are permitted by contract to sell or re-pledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet.

(g) Liabilities and Equity

Under United States GAAP, certain of our preferred shares and capital trust securities are classified as equity and non-controlling interest with distributions recognized as dividends and minority interest, respectively. Under Canadian GAAP, as both instruments are ultimately convertible into a variable number of our common shares at the holders’ option, they are classified as liabilities with distributions recognized as interest expense.

(h) Merchant Banking Investments

Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value with changes in fair value recorded in income as they occur.

(i) Accounting for Securities Transactions

Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is entered into. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.

(j) Bankers’ Acceptances

Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as cash resources (deposits with banks) in our Consolidated Balance Sheet.

(k) Available-for-Sale Securities

Under United States GAAP, we have designated as available-for-sale all of our securities other than trading, loan substitute securities and investments in corporate equity where we exert significant influence but not control. Available-for-sale securities are carried at fair value, with unrealized gains or losses recorded in Other Comprehensive Income. Canadian GAAP changed on November 1, 2006 to align with United States GAAP. Prior to November 1, 2006, investment securities were carried at cost, amortized cost or adjusted cost.

(l) Derivatives

Under United States GAAP, hedging derivatives are recorded at fair value in our Consolidated Balance Sheet. Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the change in the fair value of the hedged asset, liability or firm commitment, or are recorded in other comprehensive income until the hedged item is recorded in our Consolidated Statement of Income. If the change in the fair value of the derivative is not completely offset by the change in the fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income. Canadian GAAP changed on November 1, 2006 to align with United States GAAP. Prior to November 1, 2006, hedging derivatives were accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item under Canadian GAAP.

Changes in Accounting Policy

Hybrid Financial Instruments

Effective November 1, 2006, we adopted the new United States accounting standard on hybrid financial instruments. The new rules allow us to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. Under the previous rules, only the embedded derivative in the hybrid financial instrument was recorded at fair value. We did not elect to measure any hybrid financial instruments at fair value. The new standard did not have any impact on our consolidated financial statements.

Future Changes in Accounting Policy

Accounting for Uncertainty in Income Taxes

The FASB issued guidance on the accounting for uncertainty in income taxes recognized in an entity’s financial statements. This interpretation clarifies that an entity’s tax benefits recognized in tax returns must be more likely than not of being sustained on audit prior to recording the related tax benefit in the financial statements. This standard is effective November 1, 2007. Our current policy on accounting for income taxes is consistent with this guidance.

Fair Value Measurement

The FASB has issued a new standard which clarifies the definition of “fair value” applicable under all United States accounting literature, with some limited exceptions. The standard establishes a single definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The objective of the standard is to increase consistency, reliability, and comparability in fair-value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair-value measurements used in financial reporting. The framework provides a hierarchy for reliably determining fair value based on the definition of the standard. This standard is effective November 1, 2007. Our current policy on accounting for fair value measurement is consistent with this guidance.